SampleServe, Inc.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2019 and 2018
(Unaudited)

| | Common Stock | | Prefered Stock | | | Retained Earnings | Total Shareholders' |
	Shares	Amount	Shares	Amount	Paid-in-Capital	(Deficit)	Equity
Balance, December 31, 2017	3,691,000	$ 369	-	$ -		$ 14,961	$ 15,330
Conversion of Debt into Prefered Shares			225,671	23	50,603		50,626
Issuance of Preferred Stock (Seed 1)			681,552	68	681,485		681,553
Net loss						(500,018)	(500,018)
Balance, December 31, 2018	3,691,000	$ 369	907,223	$ 91	$ 732,088	$ (485,057)	$ 247,491
Isssuance of Preferred Stock (Seed 1)			219,448	219	399,782		400,001
Issuance of Preferred Stock (Seed 2)			374,404	374	549,626		550,000
Note Conversion to Preferred Stock			375,000	375	299,625		300,000
Net loss						(1,025,698)	(1,025,698)
Balance, December 31, 2019	3,691,000	$ 369	1,876,075	$ 1,060	$ 1,981,120	$ (1,510,755)	$ 471,794